FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

“A Life Sciences Company”

For Immediate Release	March 19, 2008

Forbes Enters Into New Collaboration for Reducol in Germany, Austria and Switzerland

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI, NASDAQ:FMTI or NASDAQ:FMTID) today announced that it has entered into collaboration with Max food ingredients GmbH, a member of the Uplegger food company GmbH group.  Max food ingredients GmbH was formed for the purpose of selling Forbes’ proprietary sterol ingredient, Reducol™, and has obtained exclusive rights for Germany, Austria and Switzerland.

“With its in-depth knowledge of the German market, close high-level contacts at major German retailers and manufactures, the Uplegger food company GmbH has significantly strengthened our European network.  Partnering with established food producers and distributors has already proven successful with Forbes-Fayrefield in the UK, France, The Netherlands and Portugal and with Scanvit Oy in Scandinavia,” said Laura Wessman, Senior Vice President Operations, Forbes Medi-Tech Inc.

About Uplegger food company GmbH

One of Germany’s oldest registered companies, Uplegger food company GMBH, was incorporated in 1884, and has maintained its focus in the marketing, distribution and sale of chilled food, with particular emphasis on dairy.  Today, Uplegger food company GMBH is a group of 10 companies, the most recent of which is Max food ingredients.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease.  Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment. Additional information on Forbes Medi-Tech can be found at www.forbesmedi.com

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For more information, please contact:

Forbes Investor Relations Telephone: (604) 681-8976 E-mail: ir@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. Forbes Medi-Tech (“Forbes” or the “Company”) has relied solely on Uplegger food company GmbH for the information about Uplegger food company GmbH provided in this News Release and the Company disclaims any liability with respect to such information.   This News Release contains forward-looking statements and information regarding Forbes’ collaboration with Max food ingredients  GmbH, sales of Reducol™,  and Forbes’ strategy and vision, which statements can be identified by the use of forward-looking terminology such as “selling”, “strategy” and “vision”.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements and information as a result of numerous factors, including  the Company’s need for funding in the near term, the availability and sufficiency of which is not assured; strategic partnership risks and the need for performance by Max food ingredients GmbH;  market risks; intellectual property risks; manufacturing risks; product liability and insurance risks;  the effect of competition; changes in business strategy or development plans; uncertainty whether the Company will realize is strategies and vision; and other risks and uncertainties, as contained in news releases and filings with Securities Regulatory Authorities in Canada and the U.S. at www.sedar.com and at www.sec.gov , any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update any statement should those assumptions, beliefs, opinions or expectations, or other circumstances change.